StepStone Group LP 450 Lexington Avenue, 31st Floor New York, NY 10017 Phone +1 212.351.6100

September 11, 2020

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. John Dana Brown

Re:	StepStone Group Inc.
Registration Statement on Form S-1 (File No. 333-248313)

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), StepStone Group Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 15, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Andrew Fabens at (212) 351-4034.

SINCERELY,

STEPSTONE GROUP INC.

/s/ Scott Hart
Scott Hart
Co-Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Eric Scarazzo, Gibson, Dunn & Crutcher LLP